PART IV
ITEM 15. Exhibits and Financial Statement Schedules

EXHIBIT 12 Cigna Corporation – Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions) Year Ended December 31,	2017	2016	2015	2014	2013

Income before income taxes	$3,606	$2,979	$3,327	$3,304	$2,176
Adjustments
(Income) loss from equity investee, net (1)	12	45	3	(18)	(17)
(Income) loss attributable to noncontrolling interests	5	24	17	5	(3)

Income before income taxes, as adjusted	$3,623	$3,048	$3,347	$3,291	$2,156

Fixed charges included in income
Interest expense	$243	$251	$252	$265	$270
Interest portion of rental expense	54	50	54	50	38
Interest credited to contractholders	2	1	1	3	5

Total fixed charges included in income	$299	$302	$307	$318	$313

Income available for fixed charges	$3,922	$3,350	$3,654	$3,609	$2,469

Ratio of Earnings to Fixed Charges:	13.1	11.1	11.9	11.3	7.9

(1)
Beginning in 2015, net of distributions received from equity method investments
CIGNA CORPORATION - 2017 Form 10-K E-1